News release
For immediate publication

IN VIVO FLUORESCENCE APPLICATIONS USING EXPLORE OPTIX™ FOR PHARMACOKINETIC STUDIES PRESENTED AT THE
IN VIVO MOLECULAR IMAGING CONFERENCE IN CALIFORNIA

High sensitivity of fluorescent reporters in pharmacokinetic imaging presented by Dr. David R.
Vera of the University of California, San Diego, using the eXplore Optix system

Montreal, Canada, November 16, 2005 – ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, is pleased to report that Dr. David R. Vera, Adjunct Professor, Department of Radiology, University of California-San Diego (UCSD) will make a presentation entitled “In Vivo Fluorescence Applications in Small Animal Imaging and Development of Diagnostic Imaging Agent” at the 2nd annual In Vivo Molecular Imaging (IVMI) conference in La Jolla, California. The presentation will take place on Thursday, November 17, 2005 at 7:45 AM Pacific Time, at the La Jolla Hyatt Regency.

At the IVMI conference, Dr. Vera will discuss results recently published in Nuclear Medicine and Biology, which validate the capability of the eXplore Optix system in obtaining sufficient sensitivity and temporal resolution for pharmacokinetic analysis. Traditional radiopharmacokinetic studies are often imprecise and are blurred by multiple biochemical and physiological processes. Conversely, Time-Domain optical imaging using the explore Optix platform offers the capacity for reproducible measurements of high precision. Indeed, when compared to radioactive compounds, the injection of very low doses of fluorescent-labelled probes provides better image contrast in cases of low expression of target receptors in tissue. This optical imaging approach thus offers high sensitivity to low compound doses while at the same time obtaining data more rapidly. These features are especially advantageous during drug development or phase I studies.

“These findings by the research team at UCSD demonstrate the great utility of the explore Optix system in the early stages of drug development,” said Micheline Bouchard, ART’s President and CEO. “This will allow pharmaceutical and research leaders to compress the development time for new drugs, which can take as long as 15 years from laboratory to commercial launch,” added Ms. Bouchard.

“UCSD has chosen the eXplore Optix system for its unique capability to accurately recover a variety of fluorophore concentrations, including very low doses, a feature necessary for pharmacokinetic studies,” stated Dr. David R. Vera, Adjunct Professor, in UCSD’s Department of Radiology.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix™, a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix™ is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan®, a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART’s shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Sébastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel

Jacques Raymond: mailto:jraymond@art.ca
Vice-President, Business Development
Tel. 514.832.0777

www.art.ca